UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Cazoo Group Ltd
(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share
(Title of Class of Securities)

G2007L 105
(CUSIP Number)

Fran Sallas
Daily Mail and General Trust plc
Northcliffe House
2 Derry Street
London
W8 5TT

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 26, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G2007L 105

1	NAMES OF REPORTING PERSONS
DMGV LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. G2007L 105

1	NAMES OF REPORTING PERSONS
DAILY MAIL AND GENERAL HOLDINGS LTD

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
UNITED KINGDOM

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
132,632,325

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
132,632,325

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
132,632,325(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.6%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
Reflects 2,500,000 Class A Ordinary Shares and 130,132,325 Class C Ordinary Shares beneficially owned by the Reporting Person. The Class C Ordinary Shares are not registered under the Act. Pursuant to the Articles, each Class C Ordinary Share will automatically convert into a single Class A Ordinary Share upon expiration of the lock-up applicable to the Class C Ordinary Shares.

(2)
Percentage ownership is of the Class A Ordinary Shares, assuming all of the Issuer’s outstanding Class C Ordinary Shares (including those of the Reporting Person) converted into Class A Ordinary Shares on the date hereof, using information available in the Report, as defined below. Using information available in the Report, the Reporting Person beneficially owns 20.3% of the Class C Ordinary Shares outstanding.

CUSIP No. G2007L 105

1	NAMES OF REPORTING PERSONS
DAILY MAIL & GENERAL TRUST PLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
UNITED KINGDOM

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
132,632,325

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
132,632,325

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
132,632,325(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.6%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
Reflects 2,500,000 Class A Ordinary Shares and 130,132,325 Class C Ordinary Shares beneficially owned by the Reporting Person. The Class C Ordinary Shares are not registered under the Act. Pursuant to the Articles, each Class C Ordinary Share will automatically convert into a single Class A Ordinary Share upon expiration of the lock-up applicable to the Class C Ordinary Shares.

(2)
Percentage ownership is of the Class A Ordinary Shares, assuming all of the Issuer’s outstanding Class C Ordinary Shares (including those of the Reporting Person) converted into Class A Ordinary Shares on the date hereof, using information available in the Report, as defined below. Using information available in the Report, the Reporting Person beneficially owns 20.3% of the Class C Ordinary Shares outstanding.

Item 1.	Security and Issuer:

The class of equity securities to which this statement on Schedule 13D (this “Schedule 13D”) relates is the Class A ordinary shares, par value $0.0001 per share (the “Class A Ordinary Shares”), of Cazoo Group Ltd, a Cayman Islands exempted company (the “Issuer”), with principal executive offices at PO Box 1093, Queensgate House, Grand Cayman, KY1-1102, Cayman Islands. The Class A Ordinary Shares are registered under the Act.

The Reporting Persons are beneficial owners of Class A Ordinary Shares and of Class C ordinary shares, par value $0.0001 per share (the “Class C Ordinary Shares”), of the Issuer. The Class C Ordinary Shares are not registered under the Act. Pursuant to the Issuer’s Amended and Restated Memorandum and Articles of Association (the “Articles”), each Class C Ordinary Share will automatically convert into a single Class A Ordinary Share upon expiration of the lock-up applicable to the Class C Ordinary Shares.

Item 2.	Identity and Background:

(a)	This Schedule 13D is being filed by and on behalf of each of the following persons (each, a “Reporting Person” and, collectively, the “Reporting Persons”):

(i)	DMGV Limited (“DMGV”), a private limited company formed under the laws of the United Kingdom and a direct wholly owned subsidiary of Daily Mail and General Holdings Ltd (“DMGH”);

(ii)	DMGH, a private limited company formed under the laws of the United Kingdom and a direct wholly owned subsidiary of Daily Mail and General Trust plc (“DMGT”); and

(iii)	DMGT, a public limited company under the laws of the United Kingdom.

The Reporting Persons are making a single, joint filing pursuant to Rule 13d-1(k) under the Act. The agreement among the Reporting Persons to file this Schedule 13D jointly (the “Joint-Filing Agreement”) is filed as Exhibit 99.1 hereto.

In accordance with the provisions of General Instruction C to Schedule 13D, each person controlling such Reporting Persons (each, a “Control Person” and, collectively, the “Control Persons”) are:

(i)	Rothermere Continuation Limited (“RCL”), a private limited company organized under the laws of Jersey;

(ii)	Rothermere Continuation Trust (“Trust 2”), a discretionary trust organized under the laws of the British Virgin Islands;

(iii)	Harmsworth Trust Company (PTC) Limited (“Trust Company”), a private trust company organized under the laws of the British Virgin Islands; and

(iv)	Rothermere Declaration of Trust, a trust organized under the laws of Jersey (“Trust 1”).

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning each executive officer, director or trustee (as applicable) of the Reporting Persons and of the Control Persons required by Item 2 of Schedule 13D is provided on Schedules I-VII and is incorporated by reference herein (the “Scheduled Persons”).

(b)-(c)
The Reporting Persons constitute a portion of the DMGT Group, the principal business of which is providing businesses and consumers with compelling information, analysis, insight, events, news and entertainment. DMGT is publicly traded on the London Stock Exchange. DMGV operates the early-stage investment division of DMGT. DMGH is an intermediate holding company between the two. The principal business address of the Reporting Persons is Northcliffe House, 2 Derry Street, London, United Kingdom, W8 5TT.

The Control Persons are special purpose entities, the principal business of which is the management and administration of certain assets of Viscount Rothermere and his immediate family. The principal business address of the Control Persons is 35-37 New Street, St Helier, Jersey JE2 3RA.

(d)-(e)
During the last five years, none of the Reporting Persons, Control Persons or Scheduled Persons (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) were party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

(f)	The Reporting Persons are citizens of the United Kingdom.

RCL was incorporated in Jersey and is resident in Jersey.

Trust 1 is a Jersey law trust which is resident in Jersey.

Trust 2 is a British Virgin Islands law trust which is resident in Jersey.

The Trust Company was incorporated in the British Virgin Islands and is resident in Jersey.

Item 3.	Source and Amount of Funds or Other Consideration:

The Reporting Persons acquired all of their Class C Ordinary Shares pursuant to the Business Combination Agreement by and among Ajax I, a Cayman Islands exempted company, Cazoo Holdings Limited, a private limited liability company formed under the laws of England and Wales (“Legacy Cazoo”), and the Issuer dated as of March 29, 2021 (the “Business Combination Agreement”). Pursuant to the Business Combination Agreement, the Issuer acquired all of the issued and outstanding shares of Legacy Cazoo from the holders thereof, including DMGV (the “Acquisition”). The aggregate consideration paid to the holders of Legacy Cazoo shares included a mix of cash and Class C Ordinary Shares, on the terms specified in the Business Combination Agreement.

Prior to the consummation of the Acquisition, DMGV held Legacy Cazoo’s ordinary shares, Series A shares, Series B shares, Series C shares and Series D shares (collectively, the “Legacy Cazoo Shares”). DMGV acquired the Legacy Cazoo Shares through its participation in four funding rounds, beginning in November 2018. DMGV invested a total of approximately £117 million pounds across the four rounds to acquire all of the Legacy Cazoo Shares.

In connection with the Acquisition, the Reporting Persons also acquired 2,500,000 Class A Ordinary Shares for $25,000,000 in cash as part of a private placement.  The source of funds for this acquisition was general working capital and cash on hand.

Item 4.	Purpose of Transaction:

Transfer to DMGH

On September 2, 2021, DMGV transferred and assigned all of its Class A Ordinary Shares and Class C Ordinary Shares to DMGH. As a result of that transfer, DMGV no longer holds any Class A Ordinary Shares or Class C Ordinary Shares. In connection with the transfer, DMGH executed a Joinder to the Investor Rights Agreement discussed in Item 6 of this Schedule 13D, pursuant to which DMGH agreed to join and be bound by the Investor Rights Agreement as if it were DMGV thereunder. DMGH intends to transfer and assign all of its Class A Ordinary Shares and Class C Ordinary Shares to DMGT and execute a joinder to the Investor Rights Agreement.

Previously Announced Potential Special Dividend

As DMGT has previously announced, the Board of DMGT has considered whether, following the consummation of the transactions contemplated by the Business Combination Agreement (“Cazoo Completion”) and the sale by DMGT of its Insurance Risk division (“RMS Completion”), it would be in DMGT’s shareholders’ interests to retain the cash proceeds and any Issuer shares or to distribute the resulting value directly to all DMGT shareholders, including RCL. The Board of DMGT has concluded that it would be in the best interest of DMGT’s shareholders to distribute the value expected to be created upon RMS Completion and Cazoo Completion through a special distribution and has discussed this conclusion with its controlling shareholders, RCL.

RCL has indicated to the Board of DMGT that, if RMS Completion and Cazoo Completion both happen, it would be prepared to make a possible cash offer to acquire the entire issued and to be issued share capital of DMGT not already owned by RCL (the “Possible Offer”).

Conditional upon the Possible Offer becoming or being declared unconditional, DMGT intends to declare a single distribution comprising (i) cash; and (ii) non-cash assets (being Issuer shares) (the “Special Dividend”), payable pro rata to all DMGT shareholders (including RCL) on the register of members on the record date, which will be the date on which the Possible Offer (if made) becomes or is declared unconditional.

The Issuer share component of the Special Dividend will be subject to (i) an adjustment to accommodate an estimate of any tax liabilities of DMGT arising in connection with the distribution of the Issuer share component (if any); and (ii) the lock-up of the Class C Ordinary Shares pursuant to the Articles. Settlement of the Issuer share component of the Special Dividend will not be able to occur until that lock-up period has expired.

Cazoo Completion occurred on August 26, 2021. DMGT previously announced entry into a definitive agreement for the sale of its Insurance Risk division on August 5, 2021. Accordingly, RMS Completion is expected in September 2021. If the Possible Offer becomes or is declared unconditional thereafter, DMGT may declare the Special Dividend, with the Issuer share component settling after the conclusion of the applicable lock-up. Any distribution in connection with the Special Dividend may be effected using registration rights available pursuant to the Investor Rights Agreement.

Other Matters

The Reporting Persons intend to review on a continuing basis their investments in the Issuer. Subject to compliance with the agreements described herein, the Reporting Persons may communicate with the board of directors of the Issuer (the “Board”), members of management and/or other shareholders or other relevant parties from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the Board with a view to maximizing shareholder value.

Subject to compliance with the agreements described in Item 6 of this Schedule 13D and the lock-up provision of the Articles, the Reporting Persons may seek to sell or otherwise dispose of some or all of the Issuer’s securities (which may include through the Special Dividend) and/or may seek to acquire additional securities of the Issuer (which may include rights or securities exercisable or convertible into securities of the Issuer) from time to time, in each case, in open market or private transactions, block sales or otherwise.

Subject to compliance with the agreements described in Item 6 of this Schedule 13D, any transaction that any of the Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend on a variety of factors.

Subject to compliance with the agreements described in Item 6 of this Schedule 13D, the Reporting Persons may, to the extent they deem advisable, participate and influence the affairs of the Issuer through the exercise of their voting rights with respect to the Class A Ordinary Shares and Class C Ordinary Shares owned by such Reporting Persons and the right to nominate one director to the Board in accordance with the terms of the Investor Rights Agreement.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, subject to compliance with the agreements described in Item 6 of this Schedule 13D, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the board of directors of the Issuer with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

Item 5.	Interest in Securities of the Issuer:

(a)-(b)	Reporting Persons

The number of Class A Ordinary Shares beneficially owned by each Reporting Person (excluding Class A Ordinary Shares issuable upon automatic conversion of Class C Ordinary Shares) is 2,500,000, constituting approximately 2.2% of the Issuer’s outstanding Class A Ordinary Shares.

The number of Class C Ordinary Shares beneficially owned by each Reporting Person is 130,132,325, constituting approximately 20.3% of the Issuer’s outstanding Class C Ordinary Shares. The aggregate number of Class A Ordinary Shares into which those will convert in accordance with the Articles is 130,132,325, which together with the 2,500,000 Class A Ordinary Shares held by the Reporting Persons would constitute approximately 17.6% of the Issuer’s outstanding Class A Ordinary Shares, assuming all of the Issuer’s outstanding Class C Ordinary Shares converted into Class A Ordinary Shares on the date hereof. The percentage of Class C Ordinary Shares and Class A Ordinary Shares of the Issuer is based, respectively, on an aggregate number of 640,924,026 Class C Ordinary Shares and 111,228,813 Class A Ordinary Shares (assuming all of the Issuer’s outstanding Class C Ordinary Shares converted into Class A Ordinary Shares on the date hereof) of the Issuer outstanding as of August 26, 2021, as set forth in the Issuer’s Shell Company Report on Form 20-F filed on September 1, 2021 (the “Report”).

With respect to Class A Ordinary Shares it beneficially owns, each Reporting Person has:

Sole voting power to vote or direct vote:  0 shares
Shared voting power to vote or direct vote:  2,500,000 shares
Sole power to dispose or direct the disposition:  0 shares
Shared power to dispose or direct the disposition:  2,500,000 shares

With respect to Class C Ordinary Shares it beneficially owns, each Reporting Person has:

Sole voting power to vote or direct vote:  0 shares
Shared voting power to vote or direct vote:  130,132,325 shares
Sole power to dispose or direct the disposition:  0 shares
Shared power to dispose or direct the disposition:  130,132,325 shares

Control Persons

As of the date hereof, 2021, no Control Person beneficially owns Class C Ordinary Shares or Class A Ordinary Shares of the Issuer.

Scheduled Persons

As of the date hereof, 2021, no Scheduled Person beneficially owns Class C Ordinary Shares or Class A Ordinary Shares of the Issuer.

(c)
Other than as described in Item 3 and Item 4 of this Schedule 13D (which are both hereby incorporated by reference), none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the Control Persons or Scheduled Persons, has effected any transaction in Class C Ordinary Shares or Class A Ordinary Shares during the past sixty days.

(d)	Not applicable.

(e)	As discussed in Item 4 above (which is hereby incorporated by reference), DMGV ceased to be the beneficial owner of any of the Class C Ordinary Shares on September 2, 2021.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 6.

PIPE Subscription Agreement

On March 29, 2021, Ajax I (“Ajax”) and Capri Listco (“Listco”) entered into subscription agreements (collectively, the “Subscription Agreements”) with certain investors (the “PIPE Investors”), including DMGV, pursuant to which, among other things, the PIPE Investors subscribed for and purchased, and Listco issued and sold to the PIPE Investors, an aggregate of 80,000,000 Listco Class A Shares for an aggregate purchase price of $800,000,000, concurrently with the closing of the business combination, on the terms and subject to the conditions set forth therein. The Subscription Agreements contain customary representations and warranties of AJAX and Listco, on the one hand, and each PIPE Investor, on the other hand, and customary conditions to closing, including the consummation of the transactions contemplated by the Business Combination Agreement. The securities issued in connection with the Subscription Agreements have not been registered under the Securities Act of 1933, as amended, and have been issued in reliance on the exemption from registration requirements thereof provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

The foregoing summary of the Subscription Agreements and the transactions contemplated thereby does not purport to be complete and, as such, is qualified in its entirety by the Subscription Agreement set forth in Exhibit C hereto and incorporated into this Item 6 by reference.

Investor Rights Agreement

The Issuer, AJAX I Holdings, LLC (the “Sponsor”) and certain securityholders of the Issuer, including DMGH (as successor to DMGV), have entered into an investor rights agreement (the “Investor Rights Agreement”), pursuant to which, among other things, certain shareholders (a) are granted certain registration rights with respect to their respective securities of the Issuer, and (b) are entitled to nominate individuals to the Board, in each case, on the terms and subject to the conditions set forth therein. In particular, the Issuer and such securityholders agree to take all necessary and desirable actions such that the following individuals are elected to the Board:

(a)     for so long as Alex Chesterman is the Chief Executive Officer of the Issuer or, together with his affiliates, beneficially owns at least 5% of the issued and outstanding voting shares of the Issuer, Alex Chesterman;

(b)     for so long as Stephen Morana is the Chief Financial Officer of the Issuer, Stephen Morana;

(c)     until the expiration of the term of office of the Issuer’s Class III directors in office on the Closing Date, one individual designated by the Sponsor, who will initially be Daniel Och; and

(d)     until the later of (i) the expiration of the term of office of the Issuer’s Class III directors in office on the Closing Date and (ii) such time as DMGH, together with certain affiliates, no longer beneficially owns 10% or more of the issued and outstanding voting shares of the Issuer, one individual designated by DMGH, who will initially be Lord Rothermere.

The foregoing summary of the Investor Rights Agreement and the transactions contemplated thereby does not purport to be complete and, as such, is qualified in its entirety by the Investor Rights Agreement set forth in Exhibit B hereto and incorporated into this Item 6 by reference.

Item 7.	Material to Be Filed as Exhibits:

Exhibit 99.1	Joint Filing Agreement

Exhibit 99.2	Investor Rights Agreement

Exhibit 99.3	DMGV PIPE Subscription Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 3, 2021

DMGV LIMITED

By:	/s/ Manuel Lopo De Carvalho
Name: Manuel Lopo De Carvalho
Title: Director

DAILY MAIL AND GENERAL HOLDINGS LTD

By:	/s/ Frances Sallas
Name: Frances Sallas
Title: Company Secretary and Director

DAILY MAIL & GENERAL TRUST PLC

By:	/s/ Timothy Collier
Name: Timothy Collier
Title: Director

SCHEDULE I

DMGV

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Name and Description of Principal Business of Employer	Citizenship
Frances Louise Sallas Secretary / Director	Northcliffe House,2 Derry Street, London, United Kingdom, W8 5TT	Company Secretary	Daily Mail and General Holdings Ltd; activities of head offices	United Kingdom
Kevin Joseph Beatty Director	Northcliffe House, 2 Derry Street, London, United Kingdom, W8 5TT	Newspaper Management	Associated Newspapers Limited; publishing of newspapers	United Kingdom
Manuel Lopo de Carvalho Director	Northcliffe House, 2 Derry Street, London, United Kingdom, W8 5TT	CEO DMG Ventures	Daily Mail and General Holdings Ltd; activities of head offices	Portugal

SCHEDULE II

DMGH

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Name and Description of Principal Business of Employer	Citizenship
Frances Louise Sallas Secretary / Director	Northcliffe House, 2 Derry Street, London, United Kingdom, W8 5TT	Company Secretary	Daily Mail and General Holdings Ltd; activities of head offices	United Kingdom
Timothy Guy Collier Director	Northcliffe House, 2 Derry Street, London, United Kingdom, W8 5TT	Chief Financial Officer of DMGT plc	Daily Mail and General Trust plc; activities of head offices	United Kingdom
William Richard Flint Director	Northcliffe House, 2 Derry Street, London, United Kingdom, W8 5TT	Accountant	Daily Mail and General Holdings Ltd; activities of head offices	United Kingdom
Adam Bjorn Webster Director	Northcliffe House, 2 Derry Street, London, United Kingdom, W8 5TT	Accountant	Daily Mail and General Holdings Ltd; activities of head offices	United Kingdom

SCHEDULE III

DMGT

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Name and Description of Principal Business of Employer	Citizenship
Jonathan Harold Esmond Vere Harmsworth, 4th Viscount Rothermere Chairman of the Board of Directors	Northcliffe House, 2 Derry Street, London, United Kingdom, W8 5TT	Chairman of the Board of Directors of DMGT plc	Daily Mail and General Holdings Ltd; activities of head offices	United Kingdom
Paul Adam Zwillenberg Director/Chief Executive Officer	Northcliffe House, 2 Derry Street, London, United Kingdom, W8 5TT	Chief Executive Officer of DMGT plc	Daily Mail and General Holdings Ltd; activities of head offices	United Kingdom United States
Timothy Guy Collier Director/Chief Financial Officer	Northcliffe House, 2 Derry Street, London, United Kingdom, W8 5TT	Chief Financial Officer of DMGT plc	Daily Mail and General Trust plc; activities of head offices	United Kingdom
Kevin Joseph Beatty Director	Northcliffe House, 2 Derry Street, London, United Kingdom, W8 5TT	Newspaper Management	Associated Newspapers Limited; publishing of newspapers	United Kingdom
Andrew Herbert Lane Director	31 Hill St, London W1J 5LS, United Kingdom	Solicitor	Forsters LLP; law firm	United Kingdom
François Leo Morin Director	1000 De La Gauchetière Street West, Suite 900, Montréal, QC, Canada H3B 5H4	Lawyer	Borden Ladner Gervais LLP; law firm	Canada
David Howard Nelson Director	22 Chancery Lane, London, United Kingdom, WC2A 1LS	Accountant	Dixon Wilson; accounting firm	United Kingdom
Kevin Allen Huw Parry Director	55 Grace Church Street, London,United Kingdom, EC3V 0RL	Chairman	The Royal London Mutual Insurance Society Limited; insurance company	United Kingdom
Jayaprakasa Rangaswami Director	N/A	Retired	N/A	United Kingdom
Jo Anne Heidi Roizen Director	2882 Sand Hill Rd, Menlo Park, CA 94025, United States	Partner	Threshold Ventures; venture capital firm	United States
Filippa Wallestam Director	Ringvägen 52, 118 67 Stockholm, Sweden	EVP & Chief Content Officer	Nordic Entertainment Group; media and entertainment company	Sweden
Frances Louise Sallas Secretary	Northcliffe House, 2 Derry Street, London, United Kingdom, W8 5TT	Company Secretary	Daily Mail and General Holdings Ltd; activities of head offices	United Kingdom
Dominique Trempont Director	N/A	Retired	N/A	Belgium

SCHEDULE IV

ROTHERMERE CONTINUATION LIMITED

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Name and Description of Principal Business of Employer	Citizenship
The Right Honourable Jonathan Harold Esmond Vere Viscount Rothermere Director	Northcliffe House, 2 Derry Street, London, United Kingdom, W8 5TT	Chairman of the Board of Directors of DMGT plc	Daily Mail and General Holdings Ltd; activities of head offices	United Kingdom
Thomas Gillespie Director	N/A	Retired	N/A	Canada
Áine O’Reilly Director	35-37 New Street, St Helier, Jersey JE2 3RA	Trust Company Director	Baccata Trustees Limited; trust company	Ireland
François Morin Director	1000 De La Gauchetière Street West, Suite 900, Montréal, QC, Canada H3B 5H4	Lawyer	Borden Ladner Gervais LLP; law firm	Canada
James Nicholas Stones Director	N/A	Retired	N/A	United Kingdom
Nigel Bentley Director	35-37 New Street, St Helier, Jersey JE2 3RA	Trust Company Consultant	Baccata Trustees Limited; trust company	United Kingdom

SCHEDULE V

TRUST 1

Name and Position of Trustee	Principal Business Address	Principal Occupation or Employment	Name and Description of Principal Business of Employer	Citizenship
Thomas Gillespie Trustee	N/A	Retired	N/A	Canada
Áine O’Reilly Trustee	35-37 New Street, St Helier, Jersey JE2 3RA	Trust Company Director	Baccata Trustees Limited; trust company	Ireland
François Morin Trustee	1000 De La Gauchetière Street West, Suite 900, Montréal, QC, Canada H3B 5H4	Lawyer	Borden Ladner Gervais LLP; law firm	Canada
Nigel Bentley Trustee	35-37 New Street, St Helier, Jersey JE2 3RA	Trust Company Consultant	Baccata Trustees Limited; trust company	United Kingdom

SCHEDULE VI

TRUST COMPANY

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Name and Description of Principal Business of Employer	Citizenship
Thomas Gillespie Director	N/A	Retired	N/A	Canada
Áine O’Reilly Director	35-37 New Street, St Helier, Jersey JE2 3RA	Trust Company Director	Baccata Trustees Limited; trust company	Ireland
François Morin Director	1000 De La Gauchetière Street West, Suite 900, Montréal, QC, Canada H3B 5H4	Lawyer	Borden Ladner Gervais LLP; law firm	Canada
James Nicholas Stones Director	N/A	Retired	N/A	United Kingdom
Nigel Bentley Director	35-37 New Street, St Helier, Jersey JE2 3RA	Trust Company Consultant	Baccata Trustees Limited; trust company	United Kingdom
Michael Powell Director	15 Esplanade, St Helier, Jersey JE1 1RB	Trust Company Director	Hawksford; trust company	United Kingdom

SCHEDULE VII

TRUST 2

Name and Position of Trustee	Principal Business Address	Principal Occupation or Employment	Citizenship
Harmsworth Trust Company (PTC) Limited Trust Company	35-37 New Street, St Helier, Jersey JE2 3RA	N/A	Incorporated under BVI law and Jersey resident